Via Facsimile and U.S. Mail
Mail Stop 6010

October 5, 2007

Stephen H. Willard
Chief Executive Officer
Flamel Technologies S.A.
Parc Club du Moulin a Vent
33, avenue du Docteur Georges Levy
Venissieux Cedex, 69693
France

Re: Flamel Technologies S.A.
Form 20-F for the Fiscal Year Ended December 31, 2006
Filed April 30, 2007
File Number: 000-28508

Dear Mr. Willard:

We have completed our review of your Form 20-F and have no further comments at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief